SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: November, 2018	Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

400 – 10220 103 Avenue NW

Edmonton, Alberta

Canada T5J 0K4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                  Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: November 8, 2018	By:	/s/ Daniel J. Lefaivre
Name: Daniel J. Lefaivre Title: Executive Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Stantec Inc. 2018 Third Quarter Report to Shareholders
99.2	Certification of Interim Filings – President and CEO
99.3	Certification of Interim Filings – Executive Vice President and CFO